UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ballantyne Strong, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

058516105

(CUSIP Number)

November 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105

1.	Name of Reporting Person Par Sanda
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 182,553
	6.	Shared Voting Power 863,163(1)
	7.	Sole Dispositive Power 182,553
	8.	Shared Dispositive Power 863,163(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,045,716
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.66%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	863,163 shares of Common Stock of the Issuer held by Sand Capital Associates, LLC may be deemed to be beneficially owned by Par Sanda.
(2)	Based on 18,475,018 shares of the Issuer’s Common Stock outstanding on September 30, 2021, as reported in the Issuer’s Form 10-Q filed on November 10, 2021

CUSIP No. 058516105

1.	Name of Reporting Person Sand Capital Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 863,163(1)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 863,163 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 863,163
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.67%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	863,163 shares of Common Stock of the Issuer held by Sand Capital Associates, LLC may be deemed to be beneficially owned by Par Sanda
(2)	Based on 18,475,018 shares of the Issuer’s Common Stock outstanding on September 30, 2021, as reported in the Issuer’s Form 10-Q filed on November 10, 2021

Item 1.

(a)	Name of Issuer

Ballantyne Strong, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4201 Congress Street, Suite 175 Charlotte, North Carolina

Item 2.

(a)	Name of Person Filing

Par Sanda; Sand Capital Associates, LLC. (1)

(b)	Address of Principal Business Office or, if none, Residence

Par Sanda

501 N. Birch Rd, Unit 3

Fort Lauderdale, FL 33304

Sand Capital Associates, LLC

501 N. Birch Rd, Unit 3

Fort Lauderdale, FL 33304

(c)	Citizenship

Par Sanda

United States of America

Sand Capital Associates, LLC

State of Florida, United States of America

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

058516105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has

(1)

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.

(i)	Sole power to vote or to direct the vote

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2022

SAND CAPITAL ASSOCIATES, LLC

/s/ Par Sanda
By: Par Sanda
Its: Authorized Member

PAR SANDA, Individual

/s/ Par Sanda